900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE: MAY 23, 2013	Toronto Stock Exchange: VG
For Immediate Release	No: 20

VERIS GOLD CORP. PROVIDES STRATEGIC OUTLOOK
AND CORPORATE OVERVIEW

Vancouver, BC – May 23, 2013 – Veris Gold Corp. (“Veris” or the “Company”) (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) would like to provide its shareholders with a strategic outlook and general corporate statement on the Company’s operations.

REVIEW OF COMPANY STRATEGY:
The Company is currently focused on increasing cash from operations by focusing on the following key strategic initiatives:

1)

Enhancing the depth of the existing management team expertise, both at executive and operating levels, by bringing leadership and additional knowledge to the operations with a focus on improving productivity, efficiency, and ultimately profitability;

2)	Reviewing and updating existing mine plans and optimizing the roaster facility in order to enhance throughput, and improve recoveries;

3)	Source additional toll milling sources to enhance operational flexibility and lower unit costs through additional throughput; and,

4)

Restructuring existing debt facilities through a combination of (a) decreasing monthly commitments under the existing Senior Secured Gold Forward Facility; and (b) pursuing options to refinance with extended terms, thereby lowering monthly interest charges and increasing cash flow by $2 to $5 million per month.

BUSINESS PLAN AND STRATEGY OVERVIEW:

Management Changes
The Company will continue to strengthen its management team at the corporate office as well as at the Jerritt Canyon Mine Site. To date a new President has been hired along with a Vice President of Investor Relations. At Jerritt Canyon, the Company has hired a new Mine Manager and is also benefitting from recent strong management additions to the mill operations. These resources have brought significant experience to the operations and have also been instrumental in attracting additional skilled employees to Jerritt Canyon.

These key management changes will continue to assist in driving many of the operational improvements the Company is making, and will support many of the strategic initiatives being undertaken. The management team at Jerritt Canyon is also committed to revising the 2013 operating and capital budgets, and implementing a number of operating cost savings and efficiencies. Our goal is to end the year with operating cash costs in the $825-$850 range.

Management is confident that with current production levels, toll milling opportunities and re-financing options the Company will continue to strengthen the Jerritt Canyon operations and bring value to its shareholders.

Operational Enhancements
With the addition of Starvation Canyon in early April the Company is now better positioned to balance ore sources to the mill to achieve operational optimization. The team is currently reviewing, optimizing, and updating current mine plans to increase mine productivity operational efficiencies while reducing operating costs. They are also reviewing all exploration plans to increase our reserve/resource base within the next quarter.

In the milling operations the new management personnel have brought additional knowledge and understanding of the roasting circuit at Jerritt, and have already made significant strides towards improving mill throughput and recovery rates. Recoveries have improved from approximately 80% over the last few quarters to 84% in the second quarter, and are targeting a return to a historical average recovery rate of 87% by end of the current year.

Toll Milling Opportunities
Recently the Company signed two toll milling contracts, one with Atna Resources and another with Klondex Mines. The first batch of ore from Atna’s Pinson mine was successfully processed in mid-May and the Company continues to work closely with Pinson on future deliveries.

The Company is working on four additional toll milling agreements. Two of these opportunities include ore deliveries and the other two include ore concentrate sources. These additional agreements should provide sufficient feed to allow the operations to operate at consistent levels above 4,000 tons per day and add significant cash flow to the operation by maximizing the throughput.

Financial Restructuring
The Company currently has a number of options that it is reviewing with several fiscal agents to restructure the debt with extended terms, which would considerably lower the monthly capital and interest burden. These options are being evaluated in consideration of ongoing discussions with several financial institutions and Deutsche Bank to ensure the best option for shareholders is pursued.

Business Plan Overview
By the end of 2013, Jerritt Canyon is expected to surpass last year’s gold sales of $160M by producing and selling between 145,000 and 155,000 ounces of gold. Furthermore, the Company’s toll milling capability, due to its unique position as the only available roaster facility with excess capacity in Nevada and surrounding areas, will allow a significant offset to cash costs by generating additional incremental toll-milling cash flows. Based on current production increases and budget initiatives, as well as the additional toll-milling ore from third party sources, the Company expects to be free cash flow positive by the third quarter.

The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, P.E., (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
“VERIS GOLD CORP.”

R. Llee Chapman
President

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp.	Veris Gold Corp.	AXINO AG
Joanne C. Jobin	Nicole Sanches	Wolfgang Seybold
VP, Investor Relations	Investor Relations Manager	Chairman
T: (647) 964-0292	T: (604) 688-9427 ext 224	T: +49 711 25 35 92 40
NA Toll Free: 1-855-688-9427	NA Toll Free: 1-855-688-9427	E: wolfgang.seybold@axino.de
E: jjobin@verisgold.com	E: nicole@verisgold.com	W: axino.de
W: verisgold.com	W: verisgold.com